



60 Years
ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行



05007480

12g3-2(b) File No.82-4922

Ref No. CN. 262/2005

April 19, 2005

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.



SEC MAIL PROCESSING
RECEIVED
APR 20 2005
WASH, D.C.
183
SECTION

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
APR 29 2005
THOMSON
FINANCIAL

[signature]

(Ms. Kattiya Indaravijaya)
First Senior Vice President
KASIKORNBANK Public Company Limited

9906014-1-05

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 1144-5
www.kasikornbank.com ทะเบียนเลขที่ บมจ.105

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax +66 2470 1144-5
www.kasikornbank.com Registration No.PCL 105

泰华农民银行总行
泰国曼谷吻武拉纳路泰华农民巷1号,
邮政编码 10140
电话:(66) 2222 0000 传真:(66) 2470 1144-5
www.kasikornbank.com 注册号: 大众有限公司第105号

[handwritten initials] 4/29



Summary Statement of Assets and Liabilities 1/

As at March 31, 2005

Assets	Baht	Liabilities	Baht
Cash	10,515,784,735.45	Deposits	715,682,969,749.66
Interbank and money market items	85,823,211,542.61	Interbank and money market items	14,183,219,008.89
Securities purchased under resale agreements	25,041,000,000.00	Liabilities payable on demand	5,196,951,039.72
Investments in securities, net	120,584,031,810.18	Securities sold under repurchase agreements	0.00
(with obligations Baht 15,867,295,151.59)		Borrowings	23,539,073,959.02
Credit advances (net of allowance for doubtful accounts)	551,179,587,488.95	Bank's liabilities under acceptances	751,772,122.78
Accrued interest receivables	1,246,850,090.87	Other liabilities	12,319,541,754.22
Properties foreclosed	12,987,419,874.88	Total liabilities	771,902,528,804.24
Customers' liabilities under acceptances	751,772,122.73		
Premises and equipment, net	20,898,280,039.19	**Shareholders' equity**	
Other assets	14,877,904,000.61	Paid-up share capital	
		(registered share capital Baht 60,488,140,970.00)	28,699,945,970.00
		Reserves and net profit after appropriation	26,029,774,032.59
		Other reserves and profit and loss account	21,875,293,067.88
		Total shareholders' equity	71,596,112,769.91
Total Assets	843,200,641,004.15	Total Liabilities and Shareholders' Equity	843,200,641,004.15
Customers' liabilities under unmatured bills	4,381,334,842.07	Bank's liabilities under unmatured bills	4,381,334,842.07
Total	847,581,975,846.22	Total	847,581,975,846.22

	Baht
Non-Performing Loans as at March 31, 2005 (Quarterly)	54,041,739,149.38
(8.24% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at March 31, 2005 (Quarterly)	22,497,475,533.19
Actual allowance for doubtful accounts	30,910,721,865.49
Loans to related parties	3,985,925,004.01
Loans to related asset management companies	8,890,000,000.00
Loans to related parties due to debt restructuring	3,622,140,420.99
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	90,578,101,198.41
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	2,307,001,092.65
Total liabilities	65,804.09
Significant contingent liabilities	
Avals to bills and guarantees of loans	602,837,844.59
Letters of credit	17,640,229,552.44

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

Ref. FA. 043/2005

April 19, 2005

To President

The Stock Exchange of Thailand

Subject : Submittal of the Unreviewed Financial Statements

Enclosed herewith, please find copies of the unreviewed financial statements for the first quarter ended March 31, 2005 in SET Smart compared with various time interval of financial statements previously reported.

Document no. 1	Summary Statement of Assets and Liabilities as of March 31, 2005.
Document no. 2	Consolidated Balance Sheet as of March 31, 2005, compared with Consolidated Balance Sheets ended December 31, 2004 and September 30,2004.
Document no. 3	The Bank's Balance Sheet as of March 31, 2005, compared with Balance Sheets ended December 31, 2004 and September 30, 2004.
Document no. 4	Consolidated Statement of Income for the first quarter ended March 31, 2005 compared with the first quarter ended March 31, 2004.
Document no. 5	The Bank's Statement of Income for the first quarter ended March 31, 2005 compared with the first quarter ended March 31, 2004.
Document no. 6	Consolidated Statement of Income for the first quarter ended March 31, 2005 compared with the fourth quarter ended December 31, 2004.
Document no. 7	The Bank's Statement of Income for the first quarter ended March 31, 2005 compared with the fourth quarter ended December 31, 2004.
Document no. 8	Summary of operating results for the first quarter of 2005.

We trust you will find the enclosed helpful and informative.

Yours sincerely,



(PRASARN TRAIRATVORAKUL)

President

Document no. 1

ธนาคารกสิกรไทย KASIKORNBANK

SUMMARY STATEMENT OF ASSETS AND LIABILITIES [1]

As of March 31, 2005

Assets	Baht	Liabilities	Baht
Cash	10,515,784,735.45	Deposits	715,632,969,749.66
Interbank and money market items	85,323,211,542.61	Interbank and money market items	14,163,219,008.89
Securities purchased under resale agreements	25,041,000,000.00	Liabilities payable on demand	5,196,951,639.72
Investments in securities, net	120,584,031,610.16	Securities sold under repurchase agreements	-
(with obligations Baht 15,867,293,151.59)		Borrowing	23,539,073,959.02
Credit advances (net of allowance for doubtful accounts)	551,176,587,488.35	Bank's liabilities under acceptances	751,772,122.73
Accrued interest receivables	1,246,650,090.37	Other liabilities	12,318,541,754.22
Properties foreclosed	12,987,419,374.68	Total liabilities	771,602,528,234.24
Customers' liabilities under acceptances	751,772,122.73		
Premises and equipment, net	20,696,280,039.19	**Shareholders' equity**	
Other assets	14,877,904,000.61	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,698,945,670.00
		Reserves and net profit after appropriation	26,028,774,032.53
		Other reserves and profit and loss account	21,870,393,067.38
		Total shareholders' equity	71,598,112,769.91
Total Assets	843,200,641,004.15	Total Liabilities and Shareholders' Equity	843,200,641,004.15
Customers' liabilities under unmatured bills	4,331,334,842.07	Bank's liabilities under unmatured bills	4,331,334,842.07
Total	847,531,975,846.22	Total	847,531,975,846.22

	Baht
Non-Performing Loans as of March 31, 2005 (Quarterly) (9.24% of total loans before allowance for doubtful accounts)	54,041,759,149.36
Required provisioning for loan loss, as of March 31, 2005 (Quarterly) [2]	22,497,475,533.18
Actual allowance for doubtful accounts	30,810,721,663.48
Loans to related parties	3,985,925,004.01
Loans to related asset management companies	8,890,000,000.00
Loans to related parties due to debt -restructuring	3,622,146,420.99
Borrowing as part of subordinated debentures cum preferred shares to be included in the Tier-1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	80,578,101,193.41
Changes in assets and liabilities this month due to penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	2,307,001,092.65
Total liabilities	65,804.08
Significant contingent liabilities	
Avals on bills and guarantees of loans	662,837,644.58
Letters of credit	17,540,229,552.44

[1] This Summary Statement has not been reviewed and audited by a Certified Public Accountant

[2] Including provisioning for advance legal fee and insurance prepaid for customers

Document no. 2

KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	March 31, 2005	December 31, 2004	September 30,2004
	(Unaudited/Unreviewed)	(Audited)	(Unaudited/ Reviewed)
	Baht	Baht	Baht
ASSETS			
Cash	10,516,022,735.45	13,536,066,960.29	9,856,892,004.86
Interbank and money market items			
Domestic items			
Interest bearing	2,448,220,512.20	1,218,278,346.98	622,579,054.20
Non - interest bearing	3,145,090,605.89	2,135,366,755.17	2,745,357,476.56
Foreign items			
Interest bearing	79,158,278,030.46	71,969,251,131.12	82,740,276,122.46
Non - interest bearing	571,743,475.18	926,985,866.52	391,681,916.99
Total Interbank and Money Market Items - net	85,323,332,623.73	76,249,882,099.79	86,499,894,570.21
Securities purchased under resale agreements	25,041,000,000.00	19,040,000,000.00	19,200,000,000.00
Investments			
Current investments - net	44,003,600,071.82	33,325,170,943.77	48,643,254,745.84
Long-term investments - net	69,249,762,311.04	76,347,550,884.00	83,105,720,650.74
Investments in subsidiaries and associated companies - net	457,059,097.41	462,378,420.35	376,885,714.79
Total Investments - net	113,710,421,480.27	110,135,100,248.12	132,125,861,111.37
Loans and accrued interest receivables			
Loans	591,851,972,936.38	592,588,468,950.31	581,611,548,986.23
Accrued interest receivables	1,845,365,203.24	2,455,343,998.19	2,811,471,340.89
Total Loans and Accrued Interest Receivables	593,697,338,139.62	595,043,812,948.50	584,423,020,327.12
<u>Less</u> Allowance for doubtful accounts	(36,085,376,262.96)	(39,068,136,469.71)	(49,073,044,041.30)
<u>Less</u> Revaluation allowance for debt restructuring	(2,132,145,911.52)	(4,878,194,345.38)	(7,936,937,505.62)
<u>Less</u> Normalized provisioning	(2,600,000,000.00)	(2,400,000,000.00)	(2,200,000,000.00)
Total Loans and Accrued Interest Receivables - net	552,879,815,965.14	548,697,482,133.41	525,213,038,780.20
Properties foreclosed - net	17,762,800,234.96	17,397,232,399.35	16,443,950,047.92
Customers' liability under acceptances	751,772,122.73	743,368,579.96	838,938,417.87
Premises and equipment - net	21,213,212,897.04	19,747,325,471.77	19,655,654,431.62
Intangible assets - net	3,693,005,497.05	3,523,349,655.81	2,960,470,435.92
Accrued income receivables	1,591,125,313.66	1,818,365,007.36	1,989,603,755.54
Derivative contract revaluation	4,428,980,874.98	6,348,766,754.10	1,216,250,427.26
Other assets - net	6,516,690,363.88	7,314,808,686.69	6,148,548,974.21
Total Assets	843,428,180,108.89	824,551,747,996.65	822,149,102,956.98

Document no. 2

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	March 31, 2005 (Unaudited) (Unreviewed)	December 31, 2004 (Audited)	September 30, 2004 (Unaudited) (Reviewed)
	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	711,904,292,189.05	701,712,987,751.56	706,735,859,473.48
Deposits in foreign currencies	2,967,649,056.88	3,856,728,173.02	4,079,638,318.89
Total Deposits	714,871,941,245.93	705,569,715,924.58	710,815,497,792.37
Interbank and money market items			
Domestic items			
Interest bearing	10,771,959,452.94	8,067,531,721.41	7,104,399,912.87
Non - interest bearing	3,257,455,813.80	3,182,510,144.62	3,396,588,121.17
Foreign items			
Interest bearing	140,983,236.96	18,777,372.48	40,317,238.94
Non - interest bearing	272,779,145.06	256,129,941.33	286,487,222.38
Total Interbank and Money Market Items	14,443,177,648.76	11,524,949,179.84	10,827,792,495.36
Liability payable on demand	5,196,951,639.72	7,426,010,069.89	5,987,908,608.45
Borrowings			
Short-term borrowings	3,753,000,000.00	3,843,000,000.00	-
Long-term borrowings	19,786,073,959.02	19,767,595,098.15	20,250,513,080.98
Total borrowings	23,539,073,959.02	23,610,595,098.15	20,250,513,080.98
Bank's liability under acceptances	751,772,122.73	743,368,579.96	838,938,417.87
Derivative contract revaluation	2,841,305,485.10	1,440,906,347.92	3,276,284,532.47
Accrued interest payables	1,459,153,499.42	1,096,509,101.82	1,612,990,284.05
Other liabilities	8,448,301,988.38	6,474,037,714.23	6,474,182,806.42
Total Liabilities	771,551,677,589.06	757,886,092,016.39	760,084,108,017.97

Document no. 2

ธนาคารกสิกรไทย KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Consolidated		
	March 31, 2005	December 31, 2004	September 30,2004
	(Unaudited)	(Audited)	(Unaudited)
	(Unreviewed)		(Reviewed)
	Baht	Baht	Baht
Shareholders' equity			
Share capital			
Authorized share capital			
3,048,614,697 ordinary shares, Baht 10 par value	30,486,146,970.00	30,486,146,970.00	30,486,146,970.00
Issued and fully paid-up share capital			
2,369,894,567 ordinary shares, Baht 10 par value	23,698,945,670.00		
2,363,624,537 ordinary shares, Baht 10 par value		23,636,245,370.00	
2,363,449,311 ordinary shares, Baht 10 par value			23,634,493,110.00
Premium on ordinary shares	17,674,160,064.47	17,555,259,156.27	17,552,136,628.95
Appraisal surplus on asset revaluation	10,133,411,614.64	8,762,354,743.95	8,796,814,394.76
Revaluation surplus on investments	768,989,839.96	951,995,818.52	791,352,379.87
Retained earnings			
Appropriated			
Legal reserve	770,000,000.00	770,000,000.00	-
Unappropriated	18,552,607,270.29	14,671,782,215.60	10,986,615,555.10
	71,598,114,459.36	66,347,637,304.34	61,761,412,068.68
Minority interests	278,388,060.47	318,018,675.92	303,582,870.33
Total Shareholders' Equity	71,876,502,519.83	66,665,655,980.26	62,064,994,939.01
Total Liabilities and Shareholders' Equity	843,428,180,108.89	824,591,747,996.65	822,149,102,956.98
Off-balance sheet items – contingencies			
Avals on bills and guarantees of loans	662,837,644.58	614,862,334.32	2,904,828,101.19
Liability under unmatured import bills	4,331,334,842.07	4,290,601,894.07	4,035,646,185.91
Letters of credit	17,540,229,552.44	14,103,370,881.32	14,621,344,907.62
Other contingencies	630,051,035,549.29	532,959,403,639.51	465,415,927,688.00

Document no. 3

KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	March 31, 2005 (Unaudited) (Unreviewed) Baht	December 31, 2004 (Audited) Baht	September 30, 2004 (Unaudited) (Reviewed) Baht
ASSETS			
Cash	10,515,784,735.45	13,535,831,174.54	9,856,743,797.36
Interbank and money market items			
Domestic items			
Interest bearing	2,401,440,514.81	1,137,863,638.40	558,929,095.34
Non – interest bearing	3,191,749,522.16	2,150,079,907.35	2,754,837,918.03
Foreign items			
Interest bearing	79,158,278,030.46	71,969,251,131.12	82,740,276,122.46
Non – interest bearing	571,743,475.18	926,985,866.52	391,681,916.99
Total Interbank and Money Market Items – net	85,323,211,542.61	76,184,180,543.39	86,445,725,052.82
Securities purchased under resale agreements	25,041,000,000.00	19,040,000,000.00	19,200,000,000.00
Investments			
Current investments – net	42,901,363,782.55	31,657,896,391.90	48,201,344,496.66
Long-term investments – net	67,128,723,944.41	74,696,583,539.82	81,088,261,592.28
Investments in subsidiaries and associated companies – net	10,553,943,883.20	10,635,877,986.48	9,385,218,992.12
Total Investments – net	120,584,031,610.16	116,990,357,918.20	138,674,825,081.06
Loans and accrued interest receivables			
Loans	581,961,021,622.98	578,117,032,453.86	565,478,682,861.01
Accrued interest receivables	1,246,650,090.37	1,318,031,786.07	1,491,835,083.68
Total Loans and Accrued Interest Receivables	583,207,671,713.35	579,435,064,239.93	566,970,517,944.69
Less Allowance for doubtful accounts	(26,342,185,318.22)	(26,968,186,450.45)	(35,859,199,715.56)
Less Revaluation allowance for debt restructuring	(1,842,248,816.41)	(2,297,055,189.39)	(5,239,117,794.75)
Less Normalized provisioning	(2,600,000,000.00)	(2,400,000,000.00)	(2,200,000,000.00)
Total Loans and Accrued Interest Receivables – net	552,423,237,578.72	547,769,822,600.09	523,672,200,434.38
Properties foreclosed – net	12,987,419,374.68	12,734,511,528.54	12,332,290,833.45
Customers' liability under acceptances	751,772,122.73	743,368,579.96	838,938,417.87
Premises and equipment – net	20,696,280,039.19	19,220,398,395.29	19,121,758,765.24
Intangible assets – net	3,161,539,846.35	2,988,529,799.79	2,978,737,011.01
Accrued income receivables	1,501,545,695.14	1,736,440,179.84	1,896,673,798.67
Derivative contract revaluation	4,428,980,874.98	6,348,766,754.10	1,216,250,427.26
Other assets – net	5,785,837,584.14	6,649,339,827.29	5,409,180,461.05
Total Assets	843,200,641,004.15	823,941,547,301.03	821,643,324,080.17

Document no. 3

KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	March 31, 2005 (Unaudited) (Unreviewed)	December 31, 2004 (Audited)	September 30, 2004 (Unaudited) (Reviewed)
	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits			
Deposits in baht	712,665,320,692.78	702,127,816,843.43	707,345,841,024.35
Deposits in foreign currencies	2,967,649,056.88	3,856,728,173.02	4,079,638,318.89
Total Deposits	715,632,969,749.66	705,984,545,016.45	711,425,479,343.24
Interbank and money market items			
Domestic items			
Interest bearing	10,496,959,452.94	7,707,531,721.41	6,514,399,912.87
Non – interest bearing	3,252,497,173.93	3,182,510,144.62	3,396,588,121.17
Foreign items			
Interest bearing	140,983,236.96	18,777,372.48	40,317,238.94
Non – interest bearing	272,779,145.06	256,129,941.33	286,487,222.38
Total Interbank and Money Market Iitems	14,163,219,008.89	11,164,949,179.84	10,237,792,495.36
Liability payable on demand	5,196,951,639.72	7,426,010,069.89	5,987,908,608.45
Borrowings			
Short-term borrowings	3,753,000,000.00	3,843,000,000.00	-
Long-term borrowings	19,786,073,959.02	19,767,595,098.15	20,250,513,080.98
Total borrowings	23,539,073,959.02	23,610,595,098.15	20,250,513,080.98
Bank's liability under acceptances	751,772,122.73	743,368,579.96	838,938,417.87
Derivative contract revaluation	2,841,305,485.10	1,440,906,347.92	3,276,284,532.47
Accrued interest payables	1,461,453,600.79	1,095,565,846.08	1,612,610,420.38
Other liabilities	8,015,782,668.33	6,127,969,858.39	6,252,385,112.74
Total Liabilities	771,602,528,234.24	757,593,909,996.68	759,881,912,011.49

Document no. 3

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	The Bank		
	March 31, 2005 (Unaudited) (Unreviewed)	December 31, 2004 (Audited)	September 30, 2004 (Unaudited) (Reviewed)
	Baht	Baht	Baht
Shareholders' equity			
Share capital			
Authorized share capital			
3,048,614,697 ordinary shares, Baht 10 par value	30,486,146,970.00	30,486,146,970.00	30,486,146,970.00
Issued and fully paid-up share capital			
2,369,894,567 ordinary shares, Baht 10 par value	23,698,945,670.00		
2,363,624,537 ordinary shares, Baht 10 par value		23,636,245,370.00	
2,363,449,311 ordinary shares, Baht 10 par value			23,634,493,110.00
Premium on ordinary shares	17,674,160,064.47	17,555,259,156.27	17,552,136,628.95
Appraisal surplus on asset revaluation	10,133,411,614.64	8,762,354,743.95	8,796,814,394.76
Revaluation surplus on investments	768,988,150.51	951,995,818.52	791,352,379.87
Retained earnings			
Appropriated			
Legal reserve	770,000,000.00	770,000,000.00	-
Unappropriated	18,552,607,270.29	14,671,782,215.61	10,986,615,555.10
Total Shareholders' Equity	71,598,112,769.91	66,347,637,304.35	61,761,412,068.68
Total Liabilities and Shareholders' Equity	843,200,641,004.15	823,941,547,301.03	821,643,324,080.17
Off-balance sheet items – contingencies			
Avals on bills and guarantees of loans	662,837,644.58	617,266,534.32	2,904,828,101.19
Liability under unmatured import bills	4,331,334,842.07	4,290,601,894.07	4,035,646,185.91
Letters of credit	17,540,229,552.44	14,103,370,881.32	14,621,344,907.62
Other contingencies	629,979,392,322.36	532,843,314,218.21	465,294,672,705.64

Document no. 4

60 ธนาคารกสิกรไทย KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

	Consolidated			
	2005 (Unreviewed)	2004 (Reviewed)	Change	
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	7,326,347,766.28	6,502,603,028.72	823,744,737.56	12.67
Interbank and money market items	521,819,041.53	451,442,502.61	70,376,538.92	15.59
Investments	890,369,107.48	982,778,041.04	(92,408,933.56)	(9.40)
Total Interest and Dividend Income	8,738,535,915.29	7,936,823,572.37	801,712,342.92	10.10
Interest expense				
Deposits	1,321,316,556.88	1,421,944,211.68	(100,627,654.80)	(7.08)
Interbank and money market items	68,531,737.36	41,932,013.64	26,599,723.72	63.44
Short-term Borrowings	12,566,018.19	-	12,566,018.19	100.00
Long-term Borrowings	273,450,686.97	410,158,983.21	(136,708,296.24)	(33.33)
Total Interest Expense	1,675,864,999.40	1,874,035,208.53	(198,170,209.13)	(10.57)
Net income from interest and dividend	7,062,670,915.89	6,062,788,363.84	999,882,552.05	16.49
Bad debt and doubtful accounts (reversal)	(309,371,658.21)	(2,155,502,324.87)	1,846,130,666.66	85.65
Loss on debt restructuring	394,229,088.41	2,545,955,853.64	(2,151,726,765.23)	(84.52)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	6,777,813,485.69	5,472,334,835.07	1,305,478,650.62	23.86
Non-interest income				
Gain on investments	127,905,064.70	877,559,174.29	(749,654,109.59)	(85.42)
Share of profit (loss) from investments on equity method	(1,214,936.63)	19,400,179.67	(20,615,116.30)	(106.26)
Fees and service income				
Acceptances, aval and guarantees	160,484,426.41	135,119,804.11	25,364,622.30	18.77
Others	2,173,874,899.87	1,772,488,526.37	401,386,373.50	22.65
Gain on exchanges	207,181,579.16	387,191,098.48	(180,009,519.32)	(46.49)
Gain on transfer of financial assets	-	12,621,778.70	(12,621,778.70)	(100.00)
Other income	265,689,721.48	162,925,347.97	102,764,373.51	63.07
Total Non-interest Income	2,933,920,754.99	3,367,305,909.59	(433,385,154.60)	(12.87)



Document no. 4

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

	Consolidated			
	2005	2004	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,517,950,142.23	1,489,592,409.47	28,357,732.76	1.90
Premises and equipment expenses	693,673,992.96	824,415,183.99	(130,741,191.03)	(15.86)
Taxes and duties	374,294,516.22	346,421,651.48	27,872,864.74	8.05
Fees and service expenses	589,817,759.61	708,496,784.72	(118,679,025.11)	(16.75)
Directors' remuneration	14,140,309.92	14,518,983.87	(378,673.95)	(2.61)
Loss on impairment of properties foreclosed	5,425,375.10	63,728,415.98	(58,303,040.88)	(91.49)
Contributions to Financial Institutions Development Fund	711,687,039.40	692,616,859.35	19,070,180.05	2.75
Other expenses	640,713,992.58	297,049,206.19	343,664,786.39	115.69
Total Non-interest Expenses	4,547,703,128.02	4,436,839,495.05	110,863,632.97	2.50
Income before income tax	5,164,031,112.66	4,402,801,249.61	761,229,863.05	17.29
Income tax expense	1,301,116,250.65	32,477,851.97	1,268,638,398.68	3,906.16
Net income before minority interests	3,862,914,862.01	4,370,323,397.64	(507,408,535.63)	(11.61)
Minority interests in net income	(19,970,678.74)	(11,740,678.69)	(8,230,000.05)	(70.10)
Net income	3,842,944,183.27	4,358,582,718.95	(515,638,535.68)	(11.83)
Basic earnings per share	1.62	1.85	(0.23)	(12.43)
Number of the weighted average number of ordinary shares (shares)	2,369,197,897.00	2,360,820,976.52	8,376,920.48	0.35

Document no. 5

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

	The Bank			
	2005	2004	Change	
	(Unreviewed)	*(Reviewed)*		
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	6,985,338,377.16	6,098,864,473.36	886,473,903.80	14.54
Interbank and money market items	521,355,532.77	450,951,767.03	70,403,765.74	15.61
Investments	882,612,208.30	962,348,070.49	(79,735,862.19)	(8.29)
Total Interest and Dividend Income	8,389,306,118.23	7,512,164,310.88	877,141,807.35	11.68
Interest expense				
Deposits	1,321,316,556.88	1,421,944,211.68	(100,627,654.80)	(7.08)
Interbank and money market items	66,683,469.12	40,997,538.86	25,685,930.26	62.65
Short-term borrowings	12,566,018.19	-	12,566,018.19	100.00
Long-term borrowings	273,450,686.97	410,158,983.21	(136,708,296.24)	(33.33)
Total Interest Expense	1,674,016,731.16	1,873,100,733.75	(199,084,002.59)	(10.63)
Net income from interest and dividend	6,715,289,387.07	5,639,063,577.13	1,076,225,809.94	19.09
Bad debt and doubtful accounts (reversal)	(68,438,820.90)	(1,759,187,234.05)	1,690,748,413.15	96.11
Loss on debt restructuring	77,263,888.62	1,830,493,370.47	(1,753,229,481.85)	(95.78)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	6,506,464,319.35	5,367,757,440.71	1,138,706,878.64	21.21
Non-interest income				
Gain on investments	32,117,521.66	844,191,328.09	(812,073,806.43)	(96.20)
Share of profit from investments on equity method	145,364,954.08	120,559,635.80	24,805,318.28	20.58
Fees and service income				
Acceptances, aval and guarantees	160,484,426.41	135,119,804.11	25,364,622.30	18.77
Others	1,980,648,609.03	1,579,136,530.52	401,512,078.51	25.43
Gain on exchanges	207,181,579.16	387,191,098.48	(180,009,519.32)	(46.49)
Other income	226,214,730.39	156,735,455.73	69,479,274.66	44.33
Total Non-interest Income	2,752,011,820.73	3,222,933,852.73	(470,922,032.00)	(14.61)



Document no. 5

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2005 AND 2004

	The Bank			
	2005	2004	Change	
	(Unreviewed)	(Reviewed)		
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,420,920,405.14	1,416,796,507.59	4,123,897.55	0.29
Premises and equipment expenses	668,425,631.51	800,519,892.81	(132,094,261.30)	(16.50)
Taxes and duties	352,880,238.16	328,463,306.72	24,416,931.44	7.43
Fees and service expenses	581,566,981.35	688,748,431.64	(107,181,450.29)	(15.56)
Directors' remuneration	11,837,809.92	11,886,483.87	(48,673.95)	(0.41)
Loss on impairment of properties foreclosed	4,593,837.10	63,728,415.98	(59,134,578.88)	(92.79)
Contributions to Financial Institutions Development Fund	711,687,039.40	692,616,859.35	19,070,180.05	2.75
Other expenses	391,704,279.41	229,348,676.53	162,355,602.88	70.79
Total Non-interest Expenses	4,143,616,221.99	4,232,108,574.49	(88,492,352.50)	(2.09)
Income before income tax	5,114,859,918.09	4,358,582,718.95	756,277,199.14	17.35
Income tax expense	1,271,915,734.82	-	1,271,915,734.82	100.00
Net income	3,842,944,183.27	4,358,582,718.95	(515,638,535.68)	(11.83)
Basic earnings per share	1.62	1.85	(0.23)	(12.43)
Number of the weighted average number of ordinary shares (shares)	2,369,197,897.00	2,360,820,976.52	8,376,920.48	0.35

Document no. 6

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31,2005 AND DECEMBER 31, 2004

	Consolidated			
	March 31, 2005 (Unreviewed)	December 31, 2004 (Unreviewed)	Change	
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	7,326,347,766.28	7,576,457,716.25	(250,109,949.97)	(3.30)
Interbank and money market items	521,819,041.53	321,003,931.37	200,815,110.16	62.56
Investments	890,369,107.48	867,223,423.70	23,145,683.78	2.67
Total Interest and Dividend Income	8,738,535,915.29	8,764,685,071.32	(26,149,156.03)	(0.30)
Interest expense				
Deposits	1,321,316,556.88	1,361,813,442.28	(40,496,885.40)	(2.97)
Interbank and money market items	68,531,737.36	62,642,350.48	5,889,386.88	9.40
Short-term Borrowings	12,566,018.19	4,985,975.34	7,580,042.85	152.03
Long-term Borrowings	273,450,686.97	265,450,147.04	8,000,539.93	3.01
Total Interest Expense	1,675,864,999.40	1,694,891,915.14	(19,026,915.74)	(1.12)
Net income from interest and dividend	*7,062,670,915.89*	*7,069,793,156.18*	*(7,122,240.29)*	*(0.10)*
Bad debt and doubtful accounts (reversal)	(309,371,658.21)	(1,696,921,691.42)	1,387,550,033.21	81.77
Loss on debt restructuring	394,229,088.41	2,535,869,976.84	(2,141,640,888.43)	(84.45)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	6,777,813,485.69	6,030,844,870.76	746,968,614.93	12.39
Non-interest income				
Gain on investments	127,905,064.70	1,325,007,643.58	(1,197,102,578.88)	(90.35)
Share of profit (loss) from investments on equity method	*(1,214,936.63)*	*12,587,188.24*	*(13,802,124.87)*	*(109.65)*
Fees and service income				
Acceptances, aval and guarantees	160,484,426.41	144,061,453.67	16,422,972.74	11.40
Other	2,173,874,899.87	2,042,423,153.81	131,451,746.06	6.44
Gain on exchanges	207,181,579.16	672,687,270.75	(465,505,691.59)	(69.20)
Loss on transfer of financial assets	-	(56,505,887.56)	56,505,887.56	100.00
Other income	265,689,721.48	111,075,284.96	154,614,436.52	139.20
Total Non-interest Income	2,933,920,754.99	4,251,336,107.45	(1,317,415,352.46)	(30.99)

Document no. 6

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31,2005 AND DECEMBER 31, 2004

	Consolidated			
	March 31, 2005	December 31, 2004	Change	
	(Unreviewed)	(Unreviewed)		
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,517,950,142.23	1,757,308,116.66	(239,357,974.43)	(13.62)
Premises and equipment expenses	693,673,992.96	937,280,626.75	(243,606,633.79)	(25.99)
Taxes and duties	374,294,516.22	362,251,287.90	12,043,228.32	3.32
Fees and service expenses	589,817,759.61	930,388,986.02	(340,571,226.41)	(36.61)
Directors' remuneration	14,140,309.92	13,743,002.83	397,307.09	2.89
Loss on impairment of properties foreclosed	5,425,375.10	436,648,411.04	(431,223,035.94)	(98.76)
Contributions to Financial Institutions Development Fund	711,687,039.40	708,309,580.15	3,377,459.25	0.48
Other expenses	640,713,992.58	682,504,585.33	(41,790,592.75)	(6.12)
Total Non-interest Expenses	4,547,703,128.02	5,828,434,596.68	(1,280,731,468.66)	(21.97)
Income before income tax	5,164,031,112.66	4,453,746,381.53	710,284,731.13	15.95
Income tax expense	1,301,116,250.65	19,310,725.88	1,281,805,524.77	6,637.79
Net income before minority interests	3,862,914,862.01	4,434,435,655.65	(571,520,793.64)	(12.89)
Minority interests in net income	(19,970,678.74)	(13,728,645.95)	(6,242,032.79)	(45.47)
Net income	3,842,944,183.27	4,420,707,009.70	(577,762,826.43)	(13.07)
Basic earnings per share	1.62	1.87	(0.25)	(13.37)
Number of the weighted average number of ordinary shares (shares)	2,369,197,897.00	2,363,605,490.70	5,592,406.30	0.24

Document no. 7

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31,2005 AND DECEMBER 31, 2004

	The Bank			
	March 31, 2005 (Unreviewed)	December 31, 2004 (Unreviewed)	Change	
	Baht	Baht	Baht	%
Interest and dividend income				
Loans	6,985,338,377.16	6,936,337,107.51	49,001,269.65	0.71
Interbank and money market items	521,355,532.77	323,492,522.53	197,863,010.24	61.16
Investments	882,612,208.30	864,368,518.31	18,243,689.99	2.11
Total Interest and Dividend Income	8,389,306,118.23	8,124,198,148.35	265,107,969.88	3.26
Interest expense				
Deposits	1,321,316,556.88	1,361,813,442.28	(40,496,885.40)	(2.97)
Interbank and money market items	66,683,469.12	64,013,973.74	2,669,495.38	4.17
Short-term Borrowings	12,566,018.19	4,985,975.34	7,580,042.85	152.03
Long-term Borrowings	273,450,686.97	265,450,147.04	8,000,539.93	3.01
Total Interest Expense	1,674,016,731.16	1,696,263,538.40	(22,246,807.24)	(1.31)
Net income from interest and dividend	6,715,289,387.07	6,427,934,609.95	287,354,777.12	4.47
Bad debt and doubtful accounts (reversal)	(68,438,820.90)	(1,717,303,327.44)	1,648,864,506.54	96.01
Loss on debt restructuring	77,263,888.62	1,839,828,145.12	(1,762,564,256.50)	(95.80)
Normalized provisions	200,000,000.00	200,000,000.00	-	-
Net income from interest and dividend after bad debt and doubtful accounts (reversal) loss on debt restructuring and normalized provisions	6,506,464,319.35	6,105,409,792.27	401,054,527.08	6.57
Non-interest income				
Gain on investments	32,117,521.66	1,234,653,596.37	(1,202,536,074.71)	(97.40)
Share of profit (loss) from investments on equity method	145,364,954.08	(233,675,002.63)	379,039,956.71	162.21
Fees and service income				
Acceptances, aval and guarantees	160,484,426.41	144,061,453.67	16,422,972.74	11.40
Others	1,980,648,609.03	1,867,480,779.98	113,167,829.05	6.06
Gain on exchanges	207,181,579.16	672,687,270.75	(465,505,691.59)	(69.20)
Other income	226,214,730.39	171,674,182.93	54,540,547.46	31.77
Total Non-interest Income	2,752,011,820.73	3,856,882,281.07	(1,104,870,460.34)	(28.65)

Document no. 7

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31,2005 AND DECEMBER 31, 2004

	The Bank			
	March 31, 2005 (Unreviewed)	December 31, 2004 (Unreviewed)	Change	
	Baht	Baht	Baht	%
Non-interest expenses				
Personnel expenses	1,420,920,405.14	1,676,193,763.33	(255,273,358.19)	(15.23)
Premises and equipment expenses	668,425,631.51	911,252,993.28	(242,827,361.77)	(26.65)
Taxes and duties	352,880,238.16	348,724,842.79	4,155,395.37	1.19
Fees and service expenses	581,566,981.35	858,278,360.04	(276,711,378.69)	(32.24)
Directors' remuneration	11,837,809.92	12,108,002.83	(270,192.91)	(2.23)
Loss on impairment of properties foreclosed	4,593,837.10	359,330,057.47	(354,736,220.37)	(98.72)
Contributions to Financial Institutions Development Fund	711,687,039.40	708,309,580.15	3,377,459.25	0.48
Other expenses	391,704,279.41	667,387,463.75	(275,683,184.34)	(41.31)
Total Non-interest Expenses	4,143,616,221.99	5,541,585,063.64	(1,397,968,841.65)	(25.23)
Income before income tax	5,114,859,918.09	4,420,707,009.70	694,152,908.39	15.70
Income tax expense	1,271,915,734.82	-	1,271,915,734.82	100.00
Net income	3,842,944,183.27	4,420,707,009.70	(577,762,826.43)	(13.07)
Basic earnings per share	1.62	1.87	(0.25)	(13.37)
Number of the weighted average number of ordinary shares (shares)	2,369,197,897.00	2,363,605,490.70	5,592,406.30	0.24



Supplementary

The Bank will provide unreviewed financial statements for the first and third quarter or unaudited financial statements for the second and fourth quarter in both Consolidated and Bank-only formats to rapidly deliver a complete financial picture to financial users.

The Bank and its subsidiaries recorded a net profit in the first quarter of 2005 of Baht 3,843 million. This was in line with that of the preceding quarter, which drop by Baht 578 million solely.

Remarks: 1. The Stock Exchange of Thailand requires banks to submit financial reports as follows:

1.1 The C.B. 1.1 which is the Bank-only financial statements within 21 days after the end of each quarter,

1.2 The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

2. This report is generated in accordance with "Remark no. 1.1" above. To enhance the usefulness in a timely manner, the Consolidated financial statements have been added, consisting of KASIKORNBANK PUBLIC COMPANY LIMITED's financial statements and the following subsidiaries' financial statements:

	% Shareholding		
	March 31, 2005	December 31, 2004	September 30,2004
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KF")	99.99	99.99	99.99
Kasikorn Securities Public Co., Ltd. ("K-Securities")	99.91	99.91	-
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42	71.42

3. The Consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

Balance Sheet Highlights

➢ **Total Assets**

- In the consolidated statements, total assets as of March 31, 2005 stood at Baht 843,428 million, increasing from December 31, 2004, by Baht 18,876 million, or 2.29%, while in the Bank-only statements, total assets stood at Baht 843,201 million, up from December 31, 2004, by Baht 19,259 million, or 2.34%. The highlights of total assets are as follows:

>> Cash

- In the consolidated statements, cash as of March 31, 2005 stood at Baht 10,516 million, decreasing Baht 3,020 million or 22.31% from December 31, 2004. The Bank-only portion totaled Baht 10,516 million, decrease by Baht 3,020 million, or 22.31%, from as of December 31, 2004, due largely to cash reserves withdrawn during a New Year festival.

>> Interbank and Money Market Items – net on the Assets Side

- In the consolidated statements, total interbank and money market items – net on the assets side as of March 31, 2005, were Baht 85,323 million, up by Baht 9,073 million, or 11.90% from December 31, 2004. The Bank-only portion was Baht 85,323 million, increase by Baht 9,139 million, or 12.00%. This was due mainly to nostro time deposits at foreign financial institutions, which gain higher yield

>> Securities purchased under resale agreements

- In the consolidated statement as of March 31,2005, it recorded the Bank's investment in the bond repurchase market with the Bank of Thailand for the entire amount of Baht 25,041 million, up by Baht 6,001 million, or 31.52% from December 31, 2004. This was a part of the liquidity management of the Bank.

Balance Sheets Highlights (continued)

>> Investments - net

- In the consolidated statements, total investments-net as of March 31, 2005, totaled Baht 113,710 million, up by Baht 3,575 million, or 3.25% from December 31, 2004 comprising:
  - The Bank investment – net totaled Baht 110,487 million (excluding investments in subsidiary companies, totaling Baht 10,096 million), increasing Baht 3,670 million, or 3.44% from December 31, 2004, due mainly to the Bank's purchase of investment in loans from Ploy AMC.
  - The subsidiary companies' investment-net totaled Baht 3,223 million, down from December 31, 2004 by Baht 95 million, or 2.86% due mainly to the disposals of investments in debt instruments of subsidiary companies.

- *Type of Investments*

(Million Baht)

Type of Investments	Consolidated				The Bank			
	Mar 31, 2005	%	Dec 31, 2004	%	Mar 31, 2005	%	Dec 31, 2004	%
Debt Instruments	**104,391**	**91.80**	**104,402**	**94.79**	**103,219**	**85.60**	**102,665**	**87.76**
Government and State Enterprise Securities								
>> Trading Investments	8,487	7.46	1,315	1.19	8,487	7.04	1,315	1.12
>> Available-for-sale Investments	32,430	28.52	36,194	32.86	32,430	26.89	36,194	30.94
>> Held-to-maturity Investments	27,328	24.03	26,000	23.61	26,156	21.69	24,263	20.74
Private Enterprise Debt Instruments								
>> Available-for-sale Investments	2,496	2.20	2,821	2.56	2,496	2.07	2,821	2.41
>> Held-to-maturity Investments	10,568	9.29	278	0.25	10,568	8.77	278	0.24
Foreign Debt Instruments								
>> Available-for-sale Investments	23,082	20.30	24,182	21.96	23,082	19.14	24,182	20.67
>> Held-to-maturity Investments	-	-	13,612	12.36	-	-	13,612	11.64
Equity Securities	**9,319**	**8.20**	**5,733**	**5.21**	**14,150**	**14.40**	**14,325**	**12.24**
Available-for-sale Investments	1,421	1.25	1,766	1.61	1,421	1.18	1,572	1.34
General Investments	7,440	6.55	3,504	3.18	5,389	4.47	2,117	1.81
Investments in Subsidiary and Associated Companies	458	0.40	463	0.42	10,554	8.75	10,636	9.09
Total Investments – Net	**113,710**	**100.00**	**110,135**	**100.00**	**117,369**	**100.00**	**116,990**	**100.00**

Balance Sheets Highlights (continued)

>> **Loans**

- In the consolidated statements, loans as of March 31, 2005 stood at Baht 591,852 million, up by Baht 734 million, or 0.12% from December 31, 2004, comprising:
  - In the Bank-only statements, loans as of March 31, 2005 stood at Baht 571,456 million (excluding loans to subsidiary companies of Baht 10,505 million), up Baht 8,266 million, or 1.47% from December 31, 2004 Also, the Bank recorded net new loans totaling Baht 9,493 million, with loan write-offs of Baht 1,227 million.
  - For subsidiary companies, loans as of March 31, 2005 stood at Baht 20,396 million, down from December 31, 2004 by Baht 9,000 million or 30.62%, due mainly to the decrease in loan of Ploy AMC from the sales of loan to the Bank and Phethai AMC by Baht 7,939 million

Loans written off by quarter are summarized below:

(Million Baht)

	Loan written-off				
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Consolidated	1,629	14,718	4,587	3,718	3,345
The Bank	1,227	13,051	2,860	2,563	2,590

Balance Sheets Highlights (continued)

- *Restructured loans*
  - In the consolidated statements, restructured loans as of March 31, 2005, totaled Baht 82,908 million, including:
    - In the Bank-only statements, there were restructured loans of Baht 68,856 million, which included performing restructured loans classified in the Pass and Special mention class amounting to Baht 41,751 million.
    - In the subsidiary companies, there were restructured loans of Baht 14,053 million, which included performing restructured loans classified in the Pass and Special mention class amounting to Baht 3,752 million.

(Million Baht)

	Restructured loans				
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Consolidated	82,908	89,437	103,909	109,004	115,389
The Bank	68,856	70,211	79,981	85,446	91,438

Balance Sheets Highlights (continued)

- *Allowance for doubtful accounts*

- In the consolidated statements, allowance for doubtful accounts as of March 31, 2005, were Baht 36,085 million, decreasing by Baht 2,983 million or 7.63% from December 31, 2004, comprising:
  - The Bank's allowance for doubtful accounts totaled Baht 26,342 million, down from December 31, 2004 Baht 626 million or 2.32% due chiefly to write-offs.
  - The subsidiary companies' allowance for doubtful accounts as of March 31, 2005 were Baht 9,743 million, dropping Baht 2,377 million or 19.64% from December 31, 2004, resulting mainly from the sales of Ploy's loans to the Bank and Phothai AMC

(Million Baht)

	Consolidated				
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Allowance for doubtful accounts* (Including financial institution)	40,763	46,283	59,727	63,398	65,126
Allowance required by BOT	27,224	32,101	43,303	45,235	46,216
Allowance : Allowance required	149.73	144.18	137.93	140.15	140.92

(Million Baht)

	The Bank				
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Allowance for doubtful accounts* (Including financial institution)	30,811	31,680	43,895	46,143	47,712
Allowance required by BOT	20,859	21,815	31,204	32,631	33,451
Allowance : Allowance required	147.71	145.22	140.67	141.41	142.63

*Including revaluation allowance for debt restructuring and normalized provisioning

Balance Sheets Highlights (continued)

>> Properties Foreclosed - net

- In the consolidated statements, properties foreclosed – net as of March 31, 2005, stood at Baht 17,763 million, increasing Baht 366 million, or 2.10% from December 31, 2004. The Bank-only portion was Baht 12,987 million, up by Baht 253 million, or 1.99%.

(Million Baht)

	Consolidated				
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Properties foreclosed	21,307	21,216	20,084	19,186	18,794
Less Allowance for impairment	(3,544)	(3,819)	(3,640)	(3,611)	(3,677)
Properties foreclosed - net	**17,763**	**17,397**	**16,444**	**15,575**	**15,117**

(Million Baht)

	The Bank				
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Properties foreclosed	16,242	16,071	15,566	15,114	14,840
Less Allowance for impairment	(3,255)	(3,336)	(3,234)	(3,253)	(3,336)
Properties foreclosed - net	**12,987**	**12,735**	**12,332**	**11,861**	**11,504**

Balance Sheets Highlights (continued)

>> Premises and equipment - net

- In the consolidated statements, premises and equipment – net as of March 31, 2005, stood at Baht 21,213 million, increasing Baht 1,466 million, or 7.42% from December 31, 2004. The Bank-only portion was Baht 20,696 million, up by Baht 1,476 million, or 7.68% due mainly to the Bank's revaluation of the whole land and office buildings in accordance with Thai Accounting Standard number 32 regarding Property, Plant and Equipment, which requires consistent revaluation of land and buildings for every 3-5 years. This revaluation heightens the value of land and office building by Baht 1,396 million and concurrently heightens the surplus on assets revaluation, presented under shareholders' equity, by the same amount. Also, the Bank's allowance for impairment of land and office buildings has been decreased by Baht 115 million which is presented in the statement of income.

>> Derivative Contract Revaluation on the Assets Side

- In both the consolidated and the Bank-only statements, derivative contract revaluation on the assets side as of March 31, 2005 stood at Baht 4,429 million, down from December 31, 2004, by Baht 1,920 million, or 30.24%, due to Baht depreciation. This decreases the gap of gain from higher forward sold contract rate than the exchange rate on report date. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

- **Mid Rate**

Baht : USD

	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Mid Rate	39.15	39.07	41.50	40.94	39.42



Balance Sheets Highlights (continued)

➤ **Total Liabilities**

- In the consolidated statements, total liabilities as of March 31, 2005 stood at Baht 771,552 million, up from December 31, 2004 by Baht 13,666 million, or 1.80%. In the Bank-only statements, total liabilities as of March 31, 2005 stood at Baht 771,603 million, increasing from December 31, 2004, by Baht 14,009 million, or 1.85%. Notable items included:

>> Deposits

- In the consolidated statements, deposits as of March 31, 2005 totaled Baht 714,872 million, which belonged to the Bank for the whole amount (excluding deposits of subsidiaries totaling Baht 761 million), up from December 31, 2004 by Baht 9,302 million, or 1.32%, due mainly to the increased saving deposits.

• *Type of Deposits*

	Consolidated				
Type of Deposits	**Mar 31, 2005**	**Dec 31, 2004**	**Sep 30, 2004**	**Jun 30, 2004**	**Mar 31, 2004**
Current	5.58%	5.39%	5.57%	5.33%	4.93%
Savings	56.41%	54.49%	53.36%	52.05%	52.06%
Term – Less than 6 months	30.55%	31.92%	32.54%	33.47%	33.58%
Term – 6 months and less than 1 year	0.66%	0.70%	0.73%	0.74%	0.76%
Term – 1 year and over 1 year	6.80%	7.50%	7.80%	8.41%	8.67%
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

	The Bank				
Type of Deposits	**Mar 31, 2005**	**Dec 31, 2004**	**Sep 30, 2004**	**Jun 30, 2004**	**Mar 31, 2004**
Current	5.60%	5.43%	5.58%	5.35%	4.95%
Savings	56.43%	54.47%	53.39%	52.03%	52.08%
Term – Less than 6 months	30.51%	31.90%	32.51%	33.45%	33.56%
Term – 6 months and less than 1 year	0.66%	0.70%	0.73%	0.76%	0.75%
Term – 1 year and over 1 year	6.80%	7.50%	7.79%	8.41%	8.66%
Total	100.00%	100.00%	100.00%	100.00%	100.00%



Balance Sheets Highlights (continued)

>> Interbank and Money Market Items on the Liability Side

- In the consolidated statements, total interbank and money market items on the liability side as of March 31, 2005 were Baht 14,443 million, up Baht 2,918 million, or 25.32% from December 31, 2004. In the Bank-only statements, total liabilities stood at Baht 14,163 million, up Baht 2,998 million, or 26.85%. This was due in large part to the higher volume of the rediscounted promissory notes to the Bank of Thailand following the BOT policy to support financial institutions' credit granting by giving low cost funding.

>> Liability payable on demand

- In both the consolidated and the Bank-only statements, liability payable on demand as of March 31, 2005 stood at Baht 5,197 million, down Baht 2,229 million, or 30.02% due mainly to, as of December 31, 2004, high amount of money transfer from abroad still unsettled to the customers

>> Derivative Contract Revaluation on the Liabilities Side

- In both the consolidated and the Bank-only statements, derivative contract revaluation on the liabilities side as of March 31, 2005 stood at Baht 2,841 million, increasing from December 31, 2004, by Baht 1,400 million, or 97.19%, due to Baht depreciation. This increases the gap of loss from less forward sold contract rate than the exchange rate on report date. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

>> Appraisal surplus on asset revaluation

- In both the consolidated and the Bank-only statements as of March 31, 2005, appraisal surplus on asset revaluation stood at Baht 10,133 million, up from December 31,2004 Baht 1,371 million, or 15.65% as a result of the Bank's revaluation of land and office building.



60 ธนาคารกสิกรไทย KASIKORNBANK

Statements of Income Highlights

➢ **Net Income**

- The Bank and subsidiaries' net income for the first quarter of 2005 totaled Baht 3,843 million, down Baht 578 million or 13.07% over the preceding quarter, through the following operating results.

>>Income from Interest and Dividend

- In the consolidated statements, income from interest and dividends totaled Baht 8,739 million, down by Baht 26 million, or 0.30% and the Bank-only portion was Baht 8,389 million, up by Baht 265 million or 3.26% from the preceding quarter, due mainly to the increase in interest income of interbank and money market income following the higher yield.

>> Bad debt and Doubtful accounts

- The Bank has a policy to separate the allowance into 3 categories as follows:
  - Allowance for doubtful accounts for normal loans according to the Bank of Thailand regulations;
  - Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring according to the Bank of Thailand regulations, and allowance in excess of the Bank of Thailand regulations; and
  - Normalized provisioning

  which are set aside the allowance for normal loans at 1% in proportion to the net incremental normal loans.

>> Normalized Provisioning

- The Bank sets aside normalized provisioning of 0.5% of total loans, including both performing and non-performing loans, which will be gradually built up on a quarterly basis until reaching the target. In the first quarter, the Bank set aside additional normalized provisions amounting to Baht 200 million, which brought the total sum set aside to Baht 2,600 million as of March 31, 2005.

Statements of Income Highlights (continued)

>> Non-Interest Income

- In the consolidated statements, non-interest income of Baht 2,934 million decreased by Baht 1,317 million or 30.99% from the preceding quarter, due mainly to

- *Gain on investments*
  - In the consolidated statements, gain on investments totaled Baht 127 million, down by Baht 1,197 million, or 90.35% from the preceding quarter. The Bank-only portion was Baht 32 million, down Baht 1,203 million, or 97.40%, due mainly to, in the previous quarter, the Bank's disposal of equities securities which were not directly related to the Bank's core business during the favorable market conditions.

- *Share of profit (loss) from investments on equity method*
  - In the consolidated statements, share of profit from investments on equity method included profit (loss) of associated and subsidiary companies which were not included in the consolidated statements because the amounts were not significant. Profit (loss) of six consolidated subsidiary companies (Phethai-AMC, Ploy-AMC, PLB, KF, K-Securities, K-ASSET), were classified in each income and expense item in the financial statements
  - In the Bank-only statements, share of loss from investments on equity method, which was the loss recognized from all associated and subsidiary companies, totaled Baht 145 million, up by Baht 379 million, or 162.21% over the preceding quarter due chiefly to performance of the Bank's asset management companies (AMCs) and Asset Management company.

- *Fee and service income- others*
  - In the consolidated statements, fee and service income-others totaled Baht 2,174 million, up by Baht 131 million, or 6.44% from the preceding quarter. The Bank-only portion was Baht 1,981 million, up Baht 113 million, or 6.06%, due mainly to underwriting fee of syndicated loan.

- *Gain on exchange*
  - In the consolidated statements, gain on exchange was Baht 207 million, drop from the preceding quarter Baht 466 million, or 69.20%, which belonged to the Bank for the whole amount. Because, in the previous quarter, the Bank generated extra gain on exchange from derivative transactions with a large scale customer.

Statements of Income Highlights (continued)

>> Non-Interest Expenses

- In the consolidated statements, it showed non-interest expenses of Baht 4,548 million, decreased by Baht 1,281 million, or 21.97%, from the preceding quarter, comprising:

- *Personnel expenses*
  - In the consolidated statements, personnel expenses stood at Baht 1,518 million, drop by Baht 239 million, or 13.62% from the preceding quarter. For the Bank-only ,stood at Baht 1,421 million, decreasing Baht 255 million, or 15.23%, mainly stemmed from the decrease in provision for bonus, which was normal case for the Bank that the first-half year figure will be lower than the second-half.

- *Premises and equipment expenses*
  - In the consolidated statements, premises and equipment expenses stood at Baht 694 million, drop by Baht 244 million, or 25.99 %. The Bank-only portion was Baht 668 million, down Baht 243 million, or 26.65 % from the preceding quarter, due mainly to the land and building revaluation, which decreased the Bank's allowance for impairment. Also, in the previous quarter, the Bank set aside allowance for impairment for expected idle software.

- *Fees and service expense*
  - In the consolidated statements, fees and service expenses of Baht 590 million, decreased by Baht 341 million or 36.61% from the preceding quarter. The Bank-only portion stood at Baht 582 million, down Baht 277 million or 32.24%, due mainly to high attorney fees in the previous quarter and the consulting fees for the IT development project of the Bank.

- *Loss on impairment of properties foreclosed*
  - In the consolidated statements, loss on impairment of properties foreclosed of Baht 5 million, down Baht 431 million or 98.76% from the preceding quarter. The Bank-only portion stood at Baht 4 million, decreased Baht 355 million or 98.72%, due to higher appraisal value, comparing with that of the previous quarter. Thus the Bank's allowance for impairment has been decreased.

>> Income tax expenses

- In the consolidated statements, income tax expenses amount to Baht 1,301 million, increase by Baht 1,282 million, or 6,637.79%. The Bank-only portion was Baht 1,272 million, up 1,272 million, or 100% from the preceding quarter, due mainly to tax loss termination, which caused tax burden to the Bank. Such amount was accounting record by accrual basis where the Bank would pay corporate income tax to Revenue department in the second half of year 2005.

➢ Sale asset of Ploy Asset Management Company

In March 2005, Ploy Asset Management Company (Ploy AMC) has sold the entire asset to the Bank and Phethai Asset Management with the details as follows:

Asset sold to the Bank

(Million Baht)

Asset	Cost	Allowance for doubtful accounts	Book Value	Selling Price
Pass and Special mention loans	5,599	2,382	3,216	3,214

Assets sold to the Phethai Asset Management Company

(Million Baht)

Asset	Cost	Allowance for doubtful accounts	Book Value	Selling Price
Investment in loans	3,338	1,986	1,352	1,352
Doubtful loans (Non-performing Loans)	2,429	1,715	714	678
Properties foreclosed	3,219	243	2,976	3,014
Other Assets	33	-	33	33
Total	**9,019**	**3,944**	**5,075**	**5,077**

Ploy Asset Management Company will register operation discontinuance to the Commerce Ministry within year 2005 and will further proceed on accounting write off.

➢ Quality of Assets

>> Non-performing Loans (NPL)

- In the first quarter of 2005, Ploy Asset Management Company has sold NPL to the Bank and Phethai Asset Management, which is presented as investment in consolidated financial statements.
- For the Bank and the two assets management companies, non-performing loans (including financial institutions) under the BOT criteria were recorded as follows:

(Million Baht)

	March 31,2005			
	The Bank	Phethai Asset Management Company (Original Cost)	Ploy Asset Management Company	The Bank, Phethai Asset Management Company and Ploy Asset Management Company
Non-performing loans (NPL)	54,042	14,359	-	68,400
Total loans used for NPL ratio calculation[1]	584,589	18,096	-	592,180
As a percentage of total loans	9.24	79.35	-	11.55

(Million Baht)

	December 31, 2004			
	The Bank	Phethai Asset Management Company (Original Cost)	Ploy Asset Management Company	The Bank, Phethai Asset Management Company and Ploy Asset Management Company
Non-performing loans (NPL)	56,870	14,407	1,532	72,809
Total loans used for NPL ratio calculation[1]	579,885	19,002	7,939	591,901
As a percentage of total loans	9.81	75.82	19.31	12.30

[1] According to the BOT directive dated January 16, 2003, total loans used for NPL ratio calculations are loans extended to general customers, as shown on the balance sheets as "loans", and loans to financial institutions, as included in interbank and money market items.



>> **Classified Loans and Allowance for Doubtful Accounts**

- The Bank and Phethai Asset Management Company had loans and accrued interest receivables from general customers and financial institutions, allowance for doubtful accounts, revaluation allowance for debt restructuring, and normalized provisioning as follows:

(Million Baht)

	Consolidated			
	March 31, 2005			
	Loans[2] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total[3] Provision
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the BOT regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	512,351	173,074	1	5,145[4]
Special Mention	12,539	1,872	2	256[4]
Sub-Standard	5,976	1,552	20	311
Doubtful	12,737	3,419	50	1,710
Doubtful of loss	50,635	17,511	100	17,670
Total	594,238	197,428		25,092
2. Revaluation allowance for debt restructuring				2,132
Total 1 and 2				27,224
Allowance established in excess of BOT regulations				10,939
Normalized provisioning				2,600
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				40,763
Kasikorn Factoring Co., Ltd.	2,300			81
Total	596,538			40,844

(2) Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 213 million and including loans and accrued interest receivables to financial institutions amounting to Baht 2,629 million.

(3) Including the allowance for doubtful accounts of financial institutions for Baht 26 million.

(4) Including the allowance for doubtful accounts of Phethai asset management company as per the Bank of Thailand's remark, which was transferred from the allowance established in excess of the Bank of Thailand regulations.

(Million Baht)

	Consolidated			
	December 31, 2004			
	Loans[5] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total[6] Provision
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	514,234	173,264	1	5,707 [7]
Special Mention	6,282	1,379	2	191 [7]
Sub-Standard	8,451	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of loss	53,389	20,342	100	20,667
Total	594,359	202,063		28,961
2. Revaluation allowance for debt restructuring				4,878
Total 1 and 2				33,839
Allowance established in excess of BOT regulations				10,044
Normalized provisioning				2,400
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				46,283
Kasikorn Factoring Co., Ltd.	2,455			79
Total	596,814			46,362

[5] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 256 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,515 million.

[6] Including the allowance for doubtful accounts of financial institutions for Baht 15 million.

[7] Including the allowance for doubtful accounts of 2 asset management companies as per the Bank of Thailand's remark, which was transferred from the allowance established in excess of the Bank of Thailand regulations

Document no. 8

Summary of operating results for the first quarter of 2005

ธนาคารกสิกรไทย KASIKORNBANK

(Million Baht)

	The Bank			
	March 31, 2005			
	Loans[2] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total Provision[3]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	519,837	183,012	1	5,198
Special Mention	11,811	1,593	2	236
Sub-Standard	5,976	1,552	20	311
Doubtful	12,737	3,419	50	1,710
Doubtful of loss	35,688	11,410	100	11,562
Total	586,049	200,986		19,017
2. Revaluation allowance for debt restructuring				1,842
Total 1 and 2				20,859
Allowance established in excess of BOT regulations				7,352
Normalized provisioning				2,600
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				30,811

[2] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 213 million and including loans and accrued interest receivables to financial institutions amounting to Baht 2,629 million.

[3] Including the allowance for doubtful accounts of financial institutions for Baht 26 million.

Document no. 8

(Million Baht)

	The Bank			
	December 31, 2004			
	Loans[4] and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for calculation the Provisions	Total Provision[5]
Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulations				
1. Allowance for doubtful accounts from classified loans				
Pass	518,954	183,233	1	5,190
Special Mention	5,012	956	2	100
Sub-Standard	8,451	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of loss	36,786	11,560	100	11,832
Total	581,206	202,827		19,518
2. Revaluation allowance for debt restructuring				2,297
Total 1 and 2				21,815
Allowance established in excess of BOT regulations				7,465
Normalized provisioning				2,400
Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning				31,680

(4) Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 256 million and including loans and accrued interest receivables to financial institutions amounting to Baht 1,515 million.

(5) Including the allowance for doubtful accounts of financial institutions for Baht 15 million.

The Bank and its asset management companies recorded total allowance for doubtful accounts (including financial institutions), revaluation allowance for debt restructuring and normalized provisions and percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by the Bank of Thailand as follows:

(Million Baht)

	Consolidated		The Bank	
	March 31, 2005	December 31, 2004	March 31, 2005	December 31, 2004
Allowance for doubtful accounts for normal loans	5,145	5,707	5,198	5,190
Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring and allowance in excess of the BOT's regulations	33,018	38,176	23,013	24,090
Normalized provisioning	2,600	2,400	2,600	2,400
Total allowance for doubtful accounts	40,763*	46,283*	30,811	31,680
Allowance for doubtful accounts, revaluation allowance for debt restructuring as required by BOT	27,224	32,101	20,859	21,815
As a percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT	149.73	144.18	147.71	145.22

* Excluding allowance for doubtful accounts of Kasikorn Factoring Company Limited as of March 31, 2005 and December 31, 2004 amounting to Baht 81 million and Baht 79 million, respectively.



➢ **Capital Funds**

- The capital adequacy ratio as of March 31, 2005, according to the BOT rule[9], was 13.09%, while the BOT's minimum required level is 8.50%.

Details are as followed:

	Percent[10]				
	March 31, 2005	**December 31, 2004**	**September 30, 2004**	**June 30, 2004**	**March 31, 2004**
Tier-1 Capital	7.90[10]	7.98	8.29	7.23	6.81
Tier-2 Capital	5.19	5.14	5.23	5.41	5.30
Total Capital Funds	13.09[10]	13.13	13.51	12.65	12.11

[9] Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per the Bank's regulations. Net profit in the second period is also counted as capital after approval of the General Meeting of Shareholders. However, whenever a net loss occurs, the capital must be immediately reduced accordingly.

[10] Excluding net profit for the six-month period ended December 31, 2004 and the quarterly net profit ended March 31,2005. Should the six-month period net profit ended December 31, 2004 and the quarterly net profit ended March 31, 2005 be counted as the retained earnings, the tier-1 capital and total capital funds ratios would be 9.80% and 14.99%, respectively



Financial Highlights (Consolidated Financial Statements)

As of or for the quarter ended		Mar 31, 2005	Dec 31, 2004	% Change
COMMON SHARE INFORMATION				
Per share(Baht)	- basic earnings	1.62	1.87	(13.37)
	- book value	30.21	28.07	7.62
Share price [1](Baht)	- high	55.00	53.00	3.77
	- low	53.50	52.50	1.90
	- closing	54.50	52.50	3.81
Common shares outstanding	- average basic (Thousand shares)	2,369,198	2,363,605	0.24
	- end of Quarter (Thousand shares)	2,369,198	2,363,625	0.24
Market capitalization (Million Baht)		129,121	124,090	4.05
VALUE MEASURES				
Price to book value ratio (PBV)		1.80	1.87	(3.74)
OPERATING RESULTS (Million Baht)				
Interest and dividend income		8,739	8,765	(0.30)
Interest expenses		1,676	1,695	(1.12)
Net income from interest and dividends		7,063	7,070	(0.10)
Bad debt and doubtful accounts [2]		285	1,039	(72.57)
Non-interest income		2,934	4,251	(30.99)
Non-interest expenses		4,548	5,828	(21.97)
Total income [3]		9,997	11,321	(11.70)
Net income		3,843	4,421	(13.07)
OPERATING MEASURES				
Interest margin [4]		3.49%	3.49%	-
Efficiency ratio		45.49%	51.48%	(5.99)
Return on average assets (ROA) [4]		1.84%	2.15%	(0.31)
Return on average equity (ROE) [4]		22.29%	27.61%	(5.32)
Number of employees		10,128	10,110	0.18

[1] Local board / High-low share prices during the quarter

[2] Including loss on debt restructuring and normalized provisions

[3] Total income = Net income from interest and dividends + Non-interest income

[4] Annualized



Financial Highlights (Consolidated Financial Statements)

As of or for the quarter ended	Mar 31, 2005	Dec 31, 2004	% Change
BALANCE SHEET INFORMATION (Million Baht)			
Loans	591,852	592,588	(0.12)
Allowance for doubtful accounts [5]	40,818	46,346	(11.93)
Non-performing loans (NPL)	68,400	72,809	(6.06)
Total assets	843,428	824,552	2.29
Deposits	714,872	705,570	1.32
Total liabilities	771,552	757,886	1.80
Shareholders' equity [6]	71,598	66,348	7.91
Average assets	833,990	823,350	1.29
Average earning assets [7]	809,120	811,359	(0.28)
Average shareholders' equity [6]	68,973	64,055	7.68
BALANCE SHEET QUALITY MEASURES			
Loans to deposits ratio	82.79%	83.99%	(1.20)
Tier 1 capital ratio	7.90%	7.98%	(0.08)
Total capital ratio	13.09%	13.13%	(0.04)
NPL to loans [8]	11.55%	12.30%	(0.75)
Total allowance to loans	6.90%	7.82%	(0.92)
Total allowance to NPL	59.67%	63.65%	(3.98)
NPL after allowance (Million Baht)	27,582	26,463	4.23

[5] Including revaluation allowance for debt restructuring and normalized provisioning

[6] Excluding minority interest

[7] Earning assets = Interbank and money market items net + Securities purchased under resale agreement + Investments net + Loans + Accrued interest receivables

[8] Loans used in calculation are loans to general customers and loans to financial institutions

